9 April 2003

Issued on behalf of Reed Elsevier PLC

Resolutions of a non-routine nature passed at the

Annual General Meeting of Reed Elsevier PLC

Held on 8 April 2003

ALLOTMENT OF SHARES

It was Resolved as an Ordinary Resolution that:

(a)

subject to and in accordance with Article 11 of the Company’s Articles of Association, the directors be authorised, pursuant to Section 80 of the Companies Act 1985 (the “Act”), to allot relevant securities having (or consisting of or giving the right to subscribe or convert into shares having) a nominal amount not exceeding in aggregate £25.3 million;

(b)

this authority shall expire (save as mentioned in the said Article) on the day five years after the passing of this resolution; and

(c)

all previous authorities under Section 80 of the Act shall henceforth cease to have effect.

DISAPPLICATION OF PRE-EMPTION RIGHTS

It was Resolved as a Special Resolution that:

(a)

subject to and in accordance with Article 12 of the Company’s Articles of Association, the directors be empowered, pursuant to Section 95 of the Act, to allot equity securities for cash pursuant to the authority conferred by the previous resolution as if Section 89(1) of the Act did not apply to any such allotment provided that, for the purposes of the limitation of the said power referred to in Article 12 this power shall be limited to:

(i)

the allotment of equity securities up to an aggregate nominal value of £7.9 million; and

(i)

the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities pursuant to the terms of the Reed Elsevier Group plc share option schemes approved by the Company;

(a)

the date on which such power shall expire (save as mentioned in the said Article) shall be the date of the next Annual General Meeting of the Company after the passing of this resolution; and

(b)

all previous authorities under Section 95 of the Act shall henceforth cease to have effect.

AUTHORITY TO PURCHASE OWN SHARES

It was Resolved as a Special Resolution that, subject to and in accordance with Article 57 of the Company’s Articles of Association, the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Act) of ordinary shares of 12.5p each in the capital of the Company provided that:

(a)

the maximum aggregate number of ordinary shares hereby authorised to be purchased is 126.8 million;

(b)

the minimum price which may be paid for each ordinary share is 12.5p, which amount shall be exclusive of expenses;

(a)

the maximum price which may be paid for each ordinary share is an amount (exclusive of expenses) equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is purchased; and

(d)

the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 8 July 2004, whichever is earlier (except in relation to the purchase of ordinary shares the contract for which was concluded before such date and which is executed wholly or partly after such date) unless such authority is renewed prior to such time.

SAYE SHARE OPTION SCHEME

It was Resolved as an Ordinary Resolution that the Reed Elsevier Group plc SAYE Share Option Scheme in the form described in the circular to members of the Company dated 7 March 2003 be approved, and that the directors of the Company be and they are hereby authorised to take such actions as may be necessary to facilitate the implementation of the Scheme by Reed Elsevier Group plc and to be counted in the quorum and to vote as directors on any matter relating to the Scheme, notwithstanding that they may be interested in the same.

SHARE OPTION SCHEME

It was Resolved as an Ordinary Resolution that that the Reed Elsevier Group plc Share Option Scheme in the form described in the circular to members of the Company dated 7 March 2003 be approved, and that the directors of the Company be and they are hereby authorised to take such actions as may be necessary to facilitate the implementation of the Scheme by Reed Elsevier Group plc and to be counted in the quorum and to vote as directors on any matter relating to the Scheme, notwithstanding that they may be interested in the same.

LONG TERM INCENTIVE SHARE OPTION SCHEME

It was Resolved as an Ordinary Resolution that the Reed Elsevier Group plc Long Term Incentive Share Option Scheme in the form described in the circular to members of the Company dated 7 March 2003 be approved and that the directors of the Company be and they are hereby authorised to take such actions as may be necessary to facilitate the implementation of the Scheme by Reed Elsevier Group plc and to be counted in the quorum and to vote as directors on any matter relating to the Scheme, notwithstanding that they may be interested in the same.

BONUS INVESTMENT PLAN

It was Resolved as an Ordinary Resolution that the Reed Elsevier Group plc Bonus Investment Plan in the form described in the circular to members of the Company dated 7 March 2003 be approved and that the directors of the Company be and they are hereby authorised to take such actions as may be necessary to facilitate the implementation of the Plan by Reed Elsevier Group plc and to be counted in the quorum and to vote as directors on any matter relating to the Plan, notwithstanding that they may be interested in the same.